

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2025

Stuart V. Flavin III
Interim Chief Executive Officer
MultiSensor AI Holdings, Inc.
2105 West Cardinal Drive
Beaumont, Texas 77705

> **Re: MultiSensor AI Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 23, 2025**
> **File No. 333-284438**

Dear Stuart V. Flavin III:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Drew Capurro, Esq.